FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 6, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

First Quarter 2009 Results

Buenos Aires, May 6, 2009 – Petrobras Energía S.A. (Buenos Aires: PESA) announces the results for the first quarter ended March 31, 2009.

Net income for the 2009 first quarter was a P$205 million loss compared to a P$261 million gain in 2008 first quarter.

The 2009 quarter loss was mainly attributable to:

- Reduced sales of P$540 million, accounting for a 16.8% drop basically due to a decline in the prices for oil and petrochemicals and a fall in sales volumes of refined products and petrochemicals.

- A 28% decline in gross profit to P$622 million in 2009 quarter from P$869 million in 2008 quarter. Gross profit for the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy business segments decreased P$249 million, P$51 million, P$44 million and P$43 million, respectively.

- The above mentioned decline in gross profit together with a P$102 increase in exploration expenses in 2009 quarter result in a P$393 million drop in the Company’s operating income.

- Reduced equity in earnings of affiliates of P$138 million in 2009 quarter mainly attributable to a P$145 million decline in equity in earnings of mixed-ownership companies in Venezuela.

- Higher losses in financial income (expense) and holding gains (losses) of P$274 million, basically derived from exchange differences in Petrobras Energía as a result of the peso devaluation that resulted in a P$144 million loss in 2009 quarter and a P$7 million gain in 2008 quarter and, to a lesser extent, financial income (expense) and holding gains (losses) attributable to affiliates under joint control that resulted in P$91 million and P$22 million losses in 2009 and 2008 quarters, respectively.

Income Statement

Net Sales

Gross Profit

Operating Income

 Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

 The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IQ 09	IQ 08
Cash provided by operations		
Net Results	(205)	261
Adjustments to Net Income		
Equity in Earnings of Affiliates	(8)	(146)
Net Financial Results	144	22
Dividends collected	60	2
Depreciation of Fixed Assets & Other Assets	335	291
Other	181	6
Changes in assets and liabilities	190	95
Accrued Income Tax	(140)	191
Income Tax Payments	(26)	(36)
Accrued Interests	137	115
Interest Paid	(94)	(86)
Net cash provided by operations	574	715
Cash provided by (used in) Investing Activities		
Acquisition of property, plant & equipment	(563)	(937)
Other	(1)	1.339
Net Cash provided by (used in) Investing Activities	(564)	402
Cash provided by (used in) Financing Activities		
Loans	128	(228)
Net Cash provided by (used in) Financing Activities	128	(228)
Devaluation Effect	102	2
Variation in Cash	240	891
Cash at beginning	1.476	1.167
Cash at end	1.716	2.058

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2009 quarter, net sales decreased P$181 million to P$804 million, mainly due to a decline in oil average sales prices for operations abroad, in line with the drop in international reference prices, partially offset by a 1.6% rise in sales volumes of oil equivalent.

In 2009 quarter, sales volumes of oil equivalent rose to 105.9 thousand barrels per day in line with the rise in gas sales volumes in Argentina, attributable to an increased gas availability as a result of the acquisition of a 25.67% interest in the Sierra Chata area and a 13.72% interest in El Tordillo area. This effect was partially offset by a lower interest in Block 18 as a consequence of the sale of a 40% interest in EcuadorTLC in December 2008, which interest contributed an average of 3.1 thousand barrels of oil per day in 2008 quarter.

Crude oil sales dropped 25% to P$608 million in 2009 quarter, as a result of a 19.6% decrease in average sales prices, mainly in Ecuador and Peru, in line with international reference prices, and a 5.8% drop in sales volumes mainly attributable to the sale of a 40% interest in Block 18.

Gas sales increased 12.1% to P$185 million in 2009 quarter, mainly as a consequence of a higher working interest in the Sierra Chata area and, to a lesser extent, improved sales prices, mainly in Peru and Bolivia.

* Gross profit dropped P$249 million to P$267 million in 2009 quarter. The margin on sales decreased to 33.2% in 2009 quarter from 52.4% in 2008 quarter. The drop in 2009 quarter is basically attributable to a decline in oil average sales prices for operations abroad, in line with the drop in international reference prices; the rise in the lifting cost in Argentina, derived from inflation affecting oil service rates, and increased depreciation in Argentina due to higher investments in mature fields. These effects were partially offset by reduced royalties in Peru, as a result of the drop in the basket of crude oil reference prices.

* Exploration costs totaled P$151 million and P$49 million in 2009 and 2008, respectively. In 2009 quarter, expenses are primarily attributable to investments in exploration wells offshore Golfo San Jorge and onshore the Austral Basin, in Argentina. Expenses for 2008 quarter are basically attributable to geological and geophysical expenses incurred in the Tierra Negra field in Colombia and 3D seismic works in Chirete, Gobernador Ayala, Santa Cruz I and Santa Cruz I Oeste areas in Argentina.

* Other operating expenses, net for both quarters are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A. in Ecuador, which accounted for P$21 million and P$39 million losses in 2009 and 2008 quarters, respectively.

Refining and Distribution

* Net sales of refined products dropped P$101 million to P$1,311 million in 2009 quarter, mainly as a result of a 14.9% decrease in sales volumes and a drop in international reference prices for products in line with those reference prices. These effects were partially offset by a partial recovery in sales prices for diesel oil and gasoline in the domestic market.

Crude oil volumes processed at refineries in 2009 quarter dropped 15.8% to 56.7 thousand barrels per day, mainly as a result of a decline in domestic demand as from October 2008.

In a context of demand contraction, domestic sales volumes of diesel oil and gasoline dropped 19.1% and 18% to 419 thousand cubic meters and 171.8 thousand cubic meters, respectively, in 2009. Likewise, exchanges of diesel oil and gasoline with other refining companies decreased 23.3% and 13% to 51.9 thousand cubic meters and 14.2 thousand cubic meters, respectively. In addition, gasoline exports dropped 87% to 3.1 thousand cubic meters in 2009 quarter.

Fuel oil and IFOs sales volumes dropped 27.8% in 2009 quarter, mainly as a result of a reduced domestic demand for fuel oil to supply power plants and a lower domestic demand for IFOs to supply vessels, the latter being attributable to a contraction in maritime trade.

* Gross profit accounted for a P$34 million loss in 2009 quarter, compared to a 17 million gain in 2008 quarter. Gross margin dropped to -2.6% from 1.2%, mainly as a result of an increase in crude oil costs in pesos which could only be partially passed through to sales  prices.

Petrochemicals

* Net sales of refined products decreased P$209 million to P$454 million in 2009 quarter,  mainly as a result of a general drop in sales prices, in line with international reference prices, and, to a lesser extent, a decline in styrenics sales volumes. It should be pointed out that in September 2008 Innova’s new ethylbenzene plant started operations in Brazil. As a result, this product is no longer exported to Innova as from such date.

Syrenics sales in Argentina decreased P$106 million to P$160 million in 2009 quarter, basically as a result of a 35.4% drop in sales volumes to 36 thousand tons in 2009 quarter, mainly attributable to reduced exports to Innova and, to a lesser extent, a 7% decline in average sales prices.

Styrenics sales in Brazil decreased P$160 million to P$234 million in 2009 quarter, due to the combined effect of a 30.8% reduction in sales prices and a 14% decline in sales volumes to 56.6 thousand tons in 2009 quarter, basically derived from a shrinkage in the domestic market.

Fertilizers sales increased P$5 million to P$60 million in 2009 quarter, due to the effect of a 30.7% increase in sales volumes, partially offset by a 16.5% decline in average sales prices. Sales volumes totaled 51.2 thousand tons, including urea exports for 24 thousand tons.

* Gross profit decreased P$44 million to P$95 million in 2009 quarter, mainly as a result of the decline in styrenics sales prices and volumes mentioned above. Gross margin on sales remained at 21% in both quarters.

* Other operating income (expense), net accounted for a P$10 million loss in 2009 quarter,  compared to a P$20 million gain in 2008 quarter. This variation is primarily attributable to the under absorption of fixed costs associated to plant shutdowns, and lower income from Fundopem, in Brazil, that accounted for P$6 million and P$20 million gains in 2009 and 2008 quarters, respectively.

Gas and Energy

Excluding the effects of the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

 Hydrocarbon Marketing and Transportation

* In 2009 quarter, sales revenues dropped P$9 million to P$228 million, mainly as a result of reduced revenues from the sale of liquid fuels and gas and LPG brokerage services and other services, which accounted for sales revenues of P$6 million in 2009 quarter and P$18 million in 2008 quarter, partially offset by an increase in revenues from gas sales.

Liquid fuel sales revenues dropped P$35 million from P$83 million to P$48 million in 2009 quarter, basically due to a 42.6% decline in sales average prices as a result of the drop in international prices as a consequence of the negative impact of the implementation of the sliding-scale tax regime for LPG exports as from March 2008 and the implementation of the LPG Producers Agreement signed in 2008 last quarter for the sale of LPG to low income users at subsidized prices.

Gas sales revenues increased by P$38 million to P$174 million in 2009 quarters, mainly due to a 38.3% rise in sales volumes to 355 million cubic feet per day in 2009 quarter, as a result of inventory accumulation in 2008 quarter in the Neuquén basin.

Electricity

* In 2009 quarter, net sales of electricity generation rose P$34 million to P$200 million, mainly due to a 17% improvement in average sales prices as a result of energy deliveries by less efficient power plants.

Net sales attributable to Genelba Power Plant increased P$33 million to P$187 million in 2009 quarter, primarily due to a 16% improvement in average sales prices to P$125.4 per MWh in 2009 and, to a lesser extent, a 5% rise in energy sales to 1,493 GWh in 2009 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex totaled P$13 million in 2009 quarter and P$12 million in 2008 quarter. The improvement in sales average prices was offset by a decline in energy sales to 100 GWh in 2009 quarter, derived from the official policy involving replenishment of water reserves in the Comahue basin.

PETROBRAS ENERGÍA S.A.

Date: 05/06/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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